UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 29, 2026, Ming Shing Group Holdings Limited (the “Registrant” or the “Company”) entered into a strategic cooperation framework agreement (the “MOU”) through PMA Nano Carbon Technology Pte. Ltd (“PMA”), a subsidiary of the Company, with Meal Though Seasons HK Limited (“Meal Though”, together with PMA, the “Parties”), a company incorporated in Hong Kong. Meal Though is mainly engaged in organic agricultural product supply chains, agricultural base operations, agricultural product sorting and processing, cold chain logistics, channel sales, and related businesses.

The Parties believe that PMA’s graphene thermal management technology can be applied to Meal Though’s business and Meal Though’s capabilities can provide an application foundation for testing, verification, product development, and commercial promotion of the relevant technologies. The Parties intend to establish a strategic cooperative relation. The Parties may opt to further explore cooperation plans including equity investment, joint ventures and mergers and acquisitions.

According to the MOU, the main areas of cooperation include facility agriculture temperature control and anti-freezing or thermal insulation, low-temperature drying and deep processing of agricultural products, cold-chain anti-freezing constant temperature and preservation auxiliary applications, joint product research and development and other market and channel cooperation.

According to the MOU, PMA shall be responsible for, among others, providing grapheme thermal management technology products and technical solutions, conduct product design and provide necessary guidance, while Meal Though shall be responsible for, among others, providing agricultural bases, greenhouses, process centers, logistics or supply chain scenarios suitable for pilot projects, providing necessary technology and coordinating resources.

The MOU is non-binding and sets forth only the general framework of preliminary intent and strategic cooperation between the Parties. The MOU does not constitute a revenue-generating contract, creates no binding revenue commitments or financial obligations, and does not guarantee or assure any future commercial results, operational outcomes, or financial performance. Specific arrangements, commercial obligations, and definitive rights shall be governed solely by legally binding definitive agreements to be separately negotiated and executed by the Parties, if at all.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated July 30, 2026 - Ming Shing Group Holdings Limited Announces Entering into Strategic Cooperation Framework Agreement with Meal Though Seasons HK Limited

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: July 30, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Chief Executive Officer

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